Prudential Investments LLC

Gateway Center Three
100 Mulberry Street

Newark, New Jersey 07102

March 1, 2012

The Board of Trustees

Prudential Investment Portfolios 3

Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

Re:     Prudential Jennison Market Neutral Fund (the “Fund”)

To the Board of Trustees:

The Manager has contractually agreed, through June 30, 2013, to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, dividend and other expenses related to short sales, interest, brokerage, extraordinary and certain other expenses) of each class of shares to 1.60% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC

By:     /s/ Scott E. Benjamin

Name:     Scott E. Benjamin
Title:     Executive Vice President